UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2009

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On July 27, 2009, EXFO Electro-Optical Engineering Inc., a Canadian corporation, restated note 14 of its unaudited interim consolidated financial statements for the three and nine months ended May 31, 2009. The company previously reported that there were no significant differences between the net earnings (loss) under Canadian GAAP as compared to U.S. GAAP. However, U.S. GAAP net loss has been restated to report that under U.S. GAAP, the preliminary impairment loss of goodwill is lower than initially reported. The difference is due to a different carrying value of goodwill under U.S. GAAP before the impairment loss, as a result of a previously reported difference between Canadian and U.S. GAAP that arose when recording impairment of goodwill in fiscal 2002.

Signatures
Accompanying Letter
Interim Consolidated Balance Sheet
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Unaudited Interim Consolidated Statements of Retained Earnings and Contributed Surplus
Unaudited Interim Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: July 27, 2009

July 27, 2009

For the three and nine months ended May 31, 2008 and May 31, 2009, we previously reported that there were no significant differences between the net earnings (loss) under Canadian GAAP as compared to U.S. GAAP. However, U.S. GAAP net loss has been restated to report that under U.S. GAAP, the preliminary impairment loss of goodwill of $21,713,000 for the three and nine months ended May 31, 2009 is lower by $8,406,000, resulting in a U.S. GAAP net loss of $14,940,000, or $0.25 per share for the three months ended May 31, 2009, compared to $23,346,000, or $0.39 per share as previously reported, and a net loss of $6,998,000, or $0.11 per share, for the nine months ended May 31, 2009, compared to $15,404,000, or $0.25 per share as previously reported. The difference is due to a different carrying value of goodwill under U.S. GAAP before the impairment loss, as a result of a previously reported difference between Canadian and U.S. GAAP that arose when recording impairment of goodwill in fiscal 2002.

Currently herewith, the company is filing its unaudited interim consolidated financial statements for the three and nine months ended May 31, 2009 comprising the appropriate restatements in the note 14 to reflect the changes discussed in this letter.

/s/ Pierre Plamondon
Pierre Plamondon, CA
Vice-President, Finance and
Chief Financial Officer

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at May 31, 2009	As at August 31, 2008

	(unaudited)
Assets

Current assets
Cash	$11,083	$5,914
Short-term investments	53,412	81,626
Accounts receivable (note 5)
Trade	32,295	31,473
Other	2,997	4,753
Income taxes and tax credits recoverable	4,263	4,836
Inventories (note 6)	32,999	34,880
Prepaid expenses	2,034	1,774
Future income taxes	9,115	9,140

	148,198	174,396

Tax credits recoverable	23,817	20,657

Forward exchange contracts (note 5)	578	–

Property, plant and equipment	19,355	19,875

Intangible assets	17,933	19,945

Goodwill (note 3)	22,521	42,653

Future income taxes	14,522	15,540

	$246,924	$293,066
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	$23,843	$24,713
Deferred revenue	7,716	5,079

	31,559	29,792

Deferred revenue	4,577	3,759

	36,136	33,551

Contingencies (note 8)

Shareholders’ equity

Share capital (note 9)	105,952	142,786
Contributed surplus	17,035	5,226
Retained earnings	45,090	60,494
Accumulated other comprehensive income	42,711	51,009

	210,788	259,515

	$246,924	$293,066

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31 2008

Sales	$43,636	$136,371	$48,581	$132,847

Cost of sales (1,2) (note 6)	16,441	52,274	19,004	55,208

Gross margin	27,195	84,097	29,577	77,639

Operating expenses
Selling and administrative (1)	16,732	49,623	15,660	44,160
Net research and development (1) (note 10)	7,781	22,327	7,373	19,570
Amortization of property, plant and equipment	1,166	3,374	1,071	3,045
Amortization of intangible assets	1,355	3,920	1,015	2,469
Impairment of goodwill (note 3)	21,713	21,713	−	−

Total operating expenses	48,747	100,957	25,119	69,244

Earnings (loss) from operations	(21,552)	(16,860)	4,458	8,395

Interest income	42	683	964	4,063
Foreign exchange gain (loss)	(4,687)	971	(59)	(907)

Earnings (loss) before income taxes	(26,197)	(15,206)	5,363	11,551

Income taxes (note 11)
Current	(88)	148	112	(7,080)
Future	(2,763)	50	2,432	11,881
Recognition of previously unrecognized future income tax assets	–	–	(5,324)	(5,324)

	(2,851)	198	(2,780)	(523)

Earnings (loss) before extraordinary gain	(23,346)	(15,404)	8,143	12,074

Extraordinary gain	–	–	3,036	3,036

Net earnings (loss) for the period	$(23,346)	$(15,404)	$11,179	$15,110

Basic earnings (loss) before extraordinary gain per share	$(0.39)	$(0.25)	$0.12	$0.18
Diluted earnings (loss) before extraordinary gain per share	$(0.39)	$(0.25)	$0.12	$0.17
Basic and diluted net earnings (loss) per share	$(0.39)	$(0.25)	$0.16	$0.22
Basic weighted average number of shares outstanding (000’s)	59,613	62,609	68,907	68,964
Diluted weighted average number of shares outstanding (000’s) (note 12)	59,613	62,609	69,467	69,543

(1) Stock-based compensation costs included in:
Cost of sales	$37	$97	$37	$112
Selling and administrative	238	637	218	598
Net research and development	108	296	79	194

	$383	$1,030	$334	$904

(2)   The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31 2008

Net earnings (loss) for the period	$(23,346)	$(15,404)	$11,179	$15,110
Foreign currency translation adjustment	31,986	(9,593)	(3,511)	16,222
Changes in unrealized losses on short-term investments	–	22	(50)	40
Unrealized gains (losses) on forward exchange contracts	7,425	(1,238)	295	2,844
Reclassification of realized gains (losses) on forward exchange contracts in net earnings	1,849	3,083	(1,218)	(3,145)
Future income taxes effect of the above items	(2,875)	(572)	286	87

Comprehensive income (loss)	$15,039	$(23,702)	$6,981	$31,158

Accumulated other comprehensive income
	Nine months ended May 31, 2009	Nine months ended May 31, 2008

Foreign currency translation adjustment
Cumulative effect of prior periods	$51,129	$53,418
Current period	(9,593)	16,222

	41,536	69,640
Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	(96)	1,948
Current period, net of realized gains (losses) and future income taxes	1,273	(214)

	1,177	1,734
Unrealized losses on short-term investments
Cumulative effect of prior periods	(24)	(55)
Current period, net of future income taxes	22	40

	(2)	(15)

Accumulated other comprehensive income	$42,711	$71,359

Total retained earnings and accumulated other comprehensive income amounted to $128,141 and $87,801 as at May 31, 2008, and 2009, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Nine months ended May 31, 2009	Nine months ended May 31, 2008

Balance – Beginning of the period	$60,494	$42,330

Add (deduct)
Net earnings (loss)for the period	(15,404)	15,110
Premium on redemption of share capital (note 9)	–	(658)

Balance – End of the period	$45,090	$56,782

Contributed surplus
	Nine months ended May 31, 2009	Nine months ended May 31, 2008

Balance – Beginning of the period	$5,226	$4,453

Add (deduct)
Stock-based compensation costs	1,012	919
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 9)	(460)	(387)
Discount on redemption of share capital (note 9)	11,257	−

Balance – End of the period	$17,035	$4,985

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

Cash flows from operating activities
Net earnings (loss) for the period	$(23,346)	$(15,404)	$11,179	$15,110
Add (deduct) items not affecting cash
Change in discount on short-term investments	(18)	573	533	1,521
Stock-based compensation costs	383	1,030	334	904
Amortization	2,521	7,294	2,086	5,514
Deferred revenue	(178)	3,245	(937)	(435)
Write-down of capital assets	237	237	–	–
Impairment of goodwill (note 3)	21,713	21,713	−	−
Future income taxes	(2,763)	50	(2,892)	6,557
Extraordinary gain	–	–	(3,036)	(3,036)
Change in unrealized foreign exchange (gain) loss	2,516	(1,541)	86	526
	1,065	17,197	7,353	26,661

Change in non-cash operating items
Accounts receivable	3,456	639	(326)	(145)
Income taxes and tax credits	(1,845)	(2,189)	(1,789)	(11,437)
Inventories	568	689	(3,585)	(2,878)
Prepaid expenses	(104)	(338)	(110)	(506)
Accounts payable and accrued liabilities	(1,301)	(539)	(116)	(3,075)

	1,839	15,459	1,427	8,620
Cash flows from investing activities
Additions to short-term investments	(94,435)	(349,899)	(235,160)	(644,220)
Proceeds from disposal and maturity of short-term investments	97,936	374,042	277,791	686,371
Additions to capital assets (1)	(1,507)	(5,967)	(1,370)	(5,056)
Business combinations, net of cash acquired	(2,414)	(2,414)	(40,938)	(40,938)

	(420)	15,762	323	(3,843)
Cash flows from financing activities
Change in bank loan	–	–	786	1,485
Exercise of stock options (note 9)	10	41	51	61
Redemption of share capital (note 9)	–	(26,078)	(3,219)	(3,393)

	10	(26,037)	(2,382)	(1,847)

Effect of foreign exchange rate changes on cash	424	(15)	3	111

Change in cash	1,853	5,169	(629)	3,041

Cash – Beginning of period	9,230	5,914	9,211	5,541

Cash – End of period	$11,083	$11,083	$8,582	$8,582

(1)   As at May 31, 2008 and 2009, unpaid purchases of capital assets amounted to $35,000 and $324,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1.	Interim Financial Information

The financial information as at May 31, 2009, and for the three- and nine-month periods ended May 31, 2008 and 2009, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for changes described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.	New Accounting Standards and Pronouncements

Adopted in fiscal 2009

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk previously found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments or are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

The company adopted these new standards on September 1, 2008 (notes 4 and 5).

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company adopted this new standard on September 1, 2008, and its adoption had no effect on its consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. The company adopted these amendments on September 1, 2008, and their adoption had no effect on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

To be adopted after fiscal 2009

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which supersedes Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and has not yet determined the effects its adoption will have on its consolidated financial statements.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. This new section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard applies prospectively to business combinations with acquisition dates on or after January 1, 2011; earlier adoption is permitted.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, which replaces Section 1600, “Consolidated Financial Statements”, and establishes the standards for preparing consolidated financial statements. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted. The company has not yet determined the impact, if any, that adopting this standard will have on its consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This new section applies to fiscal years beginning on or after January 1, 2011; earlier adoption is permitted as of the beginning of a fiscal year.

Should the company decide to early adopt one of these three new sections, it must adopt all three on the same date.

3.	Impairment of Goodwill

In the third quarter of fiscal 2009, the company performed its annual impairment test for goodwill for all reporting units. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of the reporting units is compared to their fair value. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to determine the amount of the impairment loss. Following the significant decrease in the company’s stock price following the pre-announcement of its third quarter results on June 1, 2009, the company came to the conclusion that the carrying value of one of its reporting unit exceeded its fair value. Due to the extensive work involved in performing the second step of the goodwill impairment test, the company had not completed its analysis at the time its interim consolidated financial statements were due. However, the company recorded an impairment charge of $21,713,000 during the three months ended May 31, 2009, based on management’s best estimate, to bring the goodwill of this reporting unit to its fair value. The company expects to complete step two of the impairment test in the fourth quarter of 2009 and any adjustment to the amount of impairment recorded during the three and nine months ended May 31, 2009, will be recorded prospectively during that period. This reporting unit reports to the Telecom Division.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4.	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development, and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency) as well as after-tax unrealized gains (loss) on forward exchange contracts.

The capital of the company amounted to $208,506,000 and $168,077,000 as at August 31, 2008 and May 31, 2009, respectively.

Of this capital, as at May 31, 2009, an amount of $64,495,000 represented cash and short-term investments ($87,540,000 as at August 31, 2008), a portion of which can be considered in excess of the company’s current and expected needs (except for potential acquisitions of businesses). The company has consequently been repurchasing shares from the open market via a normal course issuer bid through the facilities of the Toronto Stock Exchange and NASDAQ. Furthermore, on December 18, 2008, pursuant to a substantial issuer bid (note 9), the company purchased for cancellation 7,692,307 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000.

5.	Financial Instruments

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to currency risks as a result of its export sales of products manufactured in Canada and China, the majority of which are denominated in US dollars and euros. These risks are partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros).

As at May 31, 2009, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates
	(unaudited)
June 2009 to August 2009	$9,100	1.0651
September 2009 to August 2010	27,600	1.1016
September 2010 to August 2011	14,600	1.1221
September 2011	1,000	1.1278
Total	$52,300	1.1015

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

These contracts are designated and accounted for as cash flow hedges.

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at period end, amounted to net gains of $62,000 as at August 31, 2008 and net gains of $566,000 as at May 31, 2009.

As at May 31, 2009, forward exchange contracts, in the amount of $997,000, are presented in other receivable in the balance sheet, forward exchange contracts, in the amount of $578,000, are presented in forward exchange contracts in the balance sheet, and forward exchange contracts, in the amount of $828,000, are presented in the accounts payable and accrued liabilities in the balance sheet (note 7).

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at May 31, 2009:

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)
	(unaudited)
Financial assets
Cash	$7,594	€667
Accounts receivable	22,177	3,195
	29,771	3,862
Financial liabilities
Accounts payable and accrued liabilities	7,777	378
Forward exchange contracts	52,300	−
	60,077	378
Net exposure	$(30,306)	€3,484

The period-end value of the Canadian dollar compared to the US dollar was CA$1.0917 = US$1.00 as at May 31, 2009.

The period-end value of the Canadian dollar compared to the euro was CA$1.5422 = €1.00 as at May 31, 2009.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to US dollar and euro) would have on financial assets and liabilities denominated in US dollars and euros, as well as on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at May 31, 2009:

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,357,000, or $0.02 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $453,000, or $0.01 per diluted share.

•	An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) comprehensive income by $3,000,000.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities related to integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company’s operating expenses is denominated in Canadian dollars, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company is exposed to interest rate risks through its short-term investments. As at May 31, 2009, the company’s short-term investments, in the amount of $53,412,000, bear interest at rates ranging between 0.21% and 1.07% and mature between June 2009 and September 2009.

•	An increase (decrease) of 0.5% in the interest rate of the company’s short-term investments would increase (decrease) net earnings by $46,000, or $0.00 per diluted share, on a quarterly basis.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in comprehensive income.

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at May 31, 2009, the company’s short-term investments consist of debt instruments issued by 9 (10 as at August 31, 2008) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $305,000 and $1,254,000 as at August 31, 2008 and May 31, 2009, respectively. Bad debt expense amounted to $45,000 and $625,000 for the three months ended May 31, 2008 and 2009, respectively, and $98,000 and $980,000 for the nine months ended May 31, 2008 and 2009, respectively.

For the three and the nine months ended May 31, 2009, one customer represented more than 10% of global sales with 10.8% ($4,725,000) and 11.6% ($15,768,000), respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable as at May 31 2009:

(unaudited)
Current	$19,581
Past due, 0 to 30 days	9,201
Past due, 31 to 60 days	1,854
Past due, more than 60 days	2,913
Total accounts receivable	33,549
Allowance for doubtful accounts	(1,254)
$32,295

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s financial liabilities as at May 31, 2009:

	0-12 months	13-24 months	25-36 months

		(unaudited)
Accounts payable and accrued liabilities	$23,015	$ −	$	−
Forward exchange contracts
Outflow	32,300	15,400		4,600
Inflow	(32,171)	(15,879)		(4,717)
Total	$23,144	$(479)		$(117)

In addition, the company has a share repurchase program that may require additional cash outflows during fiscal 2009 and 2010 (note 9). Also, the company has an outstanding contingent consideration payable upon the acquisition of assets, which is not yet recorded in the financial statements and may require additional cash outflows in upcoming years.

As at May 31, 2009, the company had $64,495,000 in cash and short-term investments and $35,292,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totalling $13,547,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $16,289,000 for foreign currency exposure related to its forward exchange contracts.

6.	Inventories

	As at May 31, 2009	As at August 31, 2008

	(unaudited)

Raw materials	$15,465	$17,651
Work in progress	2,149	1,961
Finished goods	15,385	15,268

	$32,999	$34,880

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $737,000 and $581,000 for the three months ended May 31, 2008 and 2009, respectively. For the nine months ended May 31, 2008 and 2009, it amounted to $1,324,000 and $2,390,000, respectively.

7.	Accounts Payable and Accrued Liabilities

	As at May 31, 2009	As at August 31, 2008

	(unaudited)

Trade	$11,044	$10,303
Salaries and social benefits	8,514	8,888
Warranty	754	974
Commissions	612	761
Tax on capital	220	923
Restructuring charges	–	292
Forward exchange contracts (note 5)	828	714
Other	1,871	1,858

	$23,843	$24,713

Changes in the warranty provision are as follows:

	Nine months ended May 31, 2009	Nine months ended May 31, 2008

	(unaudited)

Balance – Beginning of period	$974	$800
Provision	438	470
Addition from business combinations	−	175
Settlements	(658)	(480)

Balance – End of period	$754	$965

8.	Contingencies

Class action

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class-action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class-action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008. On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval.  The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009.  The settlement fairness hearing has been scheduled for September 10, 2009.  Following the hearing, if the Court determines that the settlement is fair to the class members, the settlement will be approved and the case against the Company and its individual defendants will be dismissed with prejudice.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Due to the inherent uncertainties of litigation, the final outcome of the case including the approval of the settlement described above is uncertain and it is not possible to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2009.

Contingent consideration

Following the purchase of assets during the nine months ended May 31, 2009, the company has a contingent cash consideration of up to $1,000,000, payable based upon the achievement of a certain booking volume in the next 24 months following the purchase.

9.	Share Capital

On November 6, 2008, the company announced that its Board of Directors had authorized a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commenced on November 10, 2008, and will end on November 9, 2009, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, the company announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On December 18, 2008, pursuant to the Offer, the company purchased for cancellation 7,692,307 subordinate voting shares for the aggregate purchase price of CA$30,000,000 (US$24,879,000), plus related fees of $576,000. The company used cash and short-term investments to fund the purchase of shares.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in share capital for the nine months ended May 31, 2008 and 2009:

	Nine months ended May 31, 2008
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2007	36,643,000	$1	32,361,561	$150,018	$150,019
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2	2
Redemption of share capital	–	–	(29,200)	(135)	(135)

Balance as at November 30, 2007	36,643,000	1	32,332,361	149,885	149,886
Exercise of stock options	–	–	4,000	10	10
Redemption of restricted share units	–	–	38,031	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	209	209

Balance as at February 29, 2008	36,643,000	1	32,374,392	150,104	150,105
Exercise of stock options	–	–	14,500	51	51
Redemption of restricted share units	–	–	27,839	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	176	176
Redemption of share capital	–	–	(560,407)	(2,600)	(2,600)

Balance as at May 31, 2008	36,643,000	$1	31,856,324	$147,731	$147,732

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2009
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

	(unaudited)

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786
Exercise of stock options	–	–	12,500	26	26
Redemption of share capital	–	–	(176,914)	(821)	(821)

Balance as at November 30, 2008	36,643,000	1	30,619,291	141,990	141,991
Exercise of stock options	–	–	2,500	5	5
Redemption of restricted share units	–	–	92,682	−	−
Redemption of share capital	–	–	(7,745,379)	(36,514)	(36,514)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	452	452

Balance as at February 28, 2009	36,643,000	1	22,969,094	105,933	105,934
Exercise of stock options	–	–	2,500	10	10
Redemption of restricted share units	–	–	724	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	−	8	8

Balance as at May 31, 2009	36,643,000	$1	22,972,318	$105,951	$105,952

10.	Net Research and Development Expenses

Net research and development expenses comprise the following:

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

	(unaudited)		(unaudited)

Gross research and development expenses	$9,347	$26,750	$8,843	$23,904
Research and development tax credits	(1,566)	(4,423)	(1,470)	(4,334)

	$7,781	$22,327	$7,373	$19,570

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11.	Income Taxes

For the three and the nine months ended May 31, 2008 and May 31, 2009, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

	(unaudited)		(unaudited)
Income tax provision at combined Canadian federal and provincial statutory tax rate (32% in 2008 and 31% in 2009)	$(8,100)	$(4,701)	$1,638	$3,618

Increase (decrease) due to:
Foreign income taxed at different rates	39	75	97	174
Non-taxable income	(46)	(160)	(30)	(401)
Non-deductible expenses	4,757	5,125	233	823
Change in tax rates (1)	–	–	–	1,522
Change in tax strategy (2)	–	–	–	(2,715)
Foreign exchange effect of translation of foreign integrated subsidiaries	972	24	33	227
Other	(3)	113	(113)	278
Recognition of previously unrecognized future income tax assets (3)	–	–	(5,324)	(5,324)
Utilization of previously unrecognized future income tax assets	(438)	(513)	–	(1,881)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	(32)	235	686	3,156

	$(2,851)	$198	$(2,780)	$(523)

The income tax provision consists of the following:

Current	$(88)	$148	$112	$(7,080)

Future	(2,293)	328	1,746	10,606
Valuation allowance	(470)	(278)	(4,638)	(4,049)

	(2,763)	50	(2,892)	6,557

	$(2,851)	$198	$(2,780)	$(523)

(1)
During the three months ended February 29, 2008, reductions to the Canadian federal statutory tax rate, previously announced by the Canadian federal government, were enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000 and generated a future income tax expense for the same amount during the nine months ended May 31, 2008.

(2)
During the three months ended February 29, 2008, based on new Canadian federal enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income, by amending its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which released previously used research and development tax credits. This resulted in an increase of its tax-related assets of $2,715,000 and in an income tax recovery for the same amount in the statements of earnings for the nine months ended May 31, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(3)
During the three months ended May 31, 2008, considering the expected positive impact of the acquisitions of Navtel Communications Inc. and Brix Networks Inc. on future years’ taxable income at the United States federal level, and because taxable income in the United States was greater than expected, management concluded that it was more likely than not that all future income tax assets of its consolidated US group would be recovered. Consequently, it reversed its valuation allowance against future income tax assets in the amount of $7,617,000. The portions of the valuation allowance that were reversed, and that were attributable to the impact of the acquisitions of Navtel Communications Inc. and Brix Networks Inc., in the amount of $652,000 and $1,641,000, respectively, were included in the purchase price allocation of the related acquired businesses. The remaining of the reversal, in the amount of $5,324,000, has been recorded in the income taxes in the statements of earnings for the three and nine months ended May 31, 2008.

12.	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2009	Nine months ended May 31, 2009	Three months ended May 31, 2008	Nine months ended May 31, 2008

	(unaudited)		(unaudited)

Basic weighted average number of shares outstanding (000’s)	59,613	62,609	68,907	68,964
Plus dilutive effect of:
Stock options (000’s)	155	135	299	313
Restricted share units (000’s)	448	303	175	188
Deferred share units (000’s)	99	90	86	78

Diluted weighted average number of shares outstanding (000’s)	60,315	63,137	69,467	69,543

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,280	1,663	1,168	1,332

For the three and nine months ended March 31, 2009, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

13.	Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions and network monitoring systems to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables present information by segment:

	Three months ended May 31, 2009			Nine months ended May 31, 2009

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$39,047	$4,589	$43,636	$121,573	$14,798	$136,371
Earnings (loss) from operations	$(21,990)	$438	$(21,552)	$(18,518)	$1,658	$(16,860)
Unallocated items:
Interest income			42			683
Foreign exchange gain (loss)			(4,687)			971
Loss before income taxes			(26,197)			(15,206)
Income taxes (recovery)			(2,851)			198

Net loss for the period			$(23,346)			$(15,404)

	Three months ended May 31, 2008			Nine months ended May 31, 2008

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$42,843	$5,738	$48,581	$115,643	$17,204	$132,847
Earnings from operations	$3,819	$639	$4,458	$6,657	$1,738	$8,395
Unallocated items:
Interest income			964			4,063
Foreign exchange loss			(59)			(907)
Earnings before income taxes and extraordinary gain			5,363			11,551
Income taxes recovery			(2,780)			(523)

Earnings before extraordinary gain			8,143			12,074

Extraordinary gain			3,036			3,036

Net earnings for the period			$11,179			$15,110

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at May 31, 2009	As at August 31, 2008

	(unaudited)
Total assets
Telecom Division	$120,181	$145,168
Life Sciences and Industrial Division	8,956	9,571
Unallocated assets	117,787	138,327

	$246,924	$293,066

Unallocated assets are comprised of cash, short-term investments, other receivable on forward exchange contracts, income taxes and tax credits recoverable and future income tax assets.

14.	Differences between Canadian and U.S. GAAP (restated)

These interim consolidated financial statements are prepared in accordance with Canadian GAAP; significant differences in measurement and disclosure from U.S. GAAP are set out in note 19 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Restatement

The Company has restated its U.S. GAAP balance sheet as at May 31, 2009 and its U.S. GAAP net loss for the three and nine-month periods ended May 31, 2009, in order to adjust the preliminary goodwill impairment loss initially recorded during the quarter under U.S. GAAP. The U.S. GAAP difference relates to the different underlying carrying values of goodwill that existed prior to the impairment loss, which, as a result of the preliminary impairment loss recognized under Canadian GAAP, resulted in a different impairment loss required under U.S. GAAP. The impact of the restatement on previously reported U.S. GAAP balances is described below.

Reconciliation of net earnings (loss) to conform to U.S. GAAP (restated)

For the three and nine months ended May 31, 2008 and May 31, 2009, the company previously reported that there were no significant differences between the net earnings (loss) under Canadian GAAP as compared to U.S. GAAP. As described above, U.S. GAAP net loss has been restated to report that under U.S. GAAP, the preliminary impairment loss of goodwill of $21,713,000 for the three and nine months ended May 31, 2009 is lower by $8,406,000, resulting in a U.S. GAAP net loss of $14,940,000, or $0.25 per share for the three months ended May 31, 2009, compared to $23,346,000, or $0.39 per share as previously reported, and a net loss of $6,998,000, or $0.11 per share, for the nine months ended May 31, 2009, compared to $15,404,000, or $0.25 per share as previously reported. The difference is due to a different carrying value of goodwill under U.S. GAAP before the impairment loss, as a result of a previously reported difference between Canadian and U.S. GAAP that arose when recording impairment of goodwill in fiscal 2002.

The company expects to complete step two of the impairment test in the fourth quarter of 2009 and any adjustment to the preliminary amount of impairment (as restated) recorded under U.S. GAAP for the three and nine months ended May 31, 2009, will be recorded in the period of the adjustment.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For the three and nine months ended May 31, 2008, there were no significant differences between the net earnings (loss) under Canadian GAAP as compared to U.S. GAAP.

Reconciliation of shareholders’ equity to conform to U.S. GAAP (restated)

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at May 31, 2009	As at August 31, 2008
	restated
	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$210,788	$259,515
Goodwill	(3,897)	(12,640)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$206,818	$246,802

The company previously reported shareholders’ equity of $198,412,000 and previously reported that goodwill under U.S. GAAP was lower by $12,303,000 due to a difference in accounting for goodwill. This is restated in the table above.

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are utilizable against income taxes payable are recorded in the income taxes. These tax credits amounted to $985,000 and $2,773,000 for the three and nine months ended May 31, 2008, respectively, and $887,000 and $2,515,000 for the three and nine months ended May 31, 2009, respectively. This difference has no impact on the net earnings (loss) and the net earnings (loss) per share for the reporting periods.

Statements of cash flows

For the three and nine months ended May 31, 2008 and 2009, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

New accounting standards and pronouncements

Adopted in fiscal 2009

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and its adoption had no effect on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which allows entities to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company adopted this statement on September 1, 2008, and it did not elect to use the fair value option as of the date of adoption.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. The guidance in SFAS 162 replaces that which is prescribed by the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for Nongovernmental Entities”. SFAS 162 became effective in January 2009, and the adoption of this standard has not had any impact on the Company’s interim consolidated financial statements.

To be adopted after fiscal 2009

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact its adoption will have on its note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Lives of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company will adopt this FSP on September 1, 2009, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS 107-1 and Accounting Principles Board (“APB”) Opinion 28-1 (“FSP FAS 107-1 and APB 28-1”), “Interim Disclosures about Fair Value of Financial Instruments”. FSP FAS 107-1 and APB 28-1 amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for annual and interim reporting periods of publicly traded companies and amends APB 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for reporting periods ending after June 15, 2009. The company is currently evaluating the impact its adoption will have on its consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events”. This statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date of the financial statements were issued or were available to be issued. This statement is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009.